Calise Cheng

T: +1 650 843 5172

ccheng@cooley.com

April 12, 2022

Via EDGAR and FedEx

Ms. Effie Simpson

Ms. Claire Erlanger

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:	Sunrun Inc.

Form 10-K for the fiscal year ended December 31, 2021, filed February 17, 2022

Form 8-K Furnished February 17, 2022

File No. 001-37511

Ladies and Gentlemen:

This letter is being transmitted by Sunrun Inc. (the “Company” or “Sunrun”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), by letter dated March 29, 2022 (the “Comment Letter”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “10-K”) and the (ii) Current Report on Form 8-K furnished on February 17, 2022 (the “8-K”). The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the numbering of the Comment Letter.

Form 8-K furnished February 17, 2022

Exhibit 99.1 Earnings Release, page 10

1.

We note your disclosure on Page 10 of the measures titled “in-period value creation metrics” including Subscriber Value, Creation Cost and Total Value Generated. We also note that you include the definitions of these measures on page 11. Please explain to us why you believe these measures are considered metrics rather than Non-GAAP financial measures, as they appear to represent performance or liquidity measures that include or exclude amounts calculated in accordance with GAAP. Also, for Subscriber Value explain to us how this measure differs from Gross Earning Assets both in calculation and in use. Additionally, please explain to us how management uses these metrics and why they are useful to investors.

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United States Securities and Exchange Commission

April 12, 2022

Page Two

Response:1 In response to the Staff’s comment, the Company respectfully advises the Staff of the following:

Subscriber Value represents the present value of expected future cash flows from the Company’s lease and power purchase agreements through which it provides its core solar services (the “Customer Agreements”) and associated incentives that the Company would receive over a 30-year period including customer payments, upfront cash flows from tax equity finance partners and incentive programs, net of estimated cash outflows associated with operating and maintenance expenses and distributions to tax equity finance partners. Because this metric is calculated based on estimated cash flows over a 30-year period from in-period Subscriber Additions, it is intrinsically not derived from reported GAAP financial results. Subscriber Additions are the number of Deployments in the period that are subject to executed Customer Agreements.

Creation Cost does not have a comparable GAAP measure, as it is a combination of certain expensed and capitalized costs, offset by the margin on other products sold, divided by a non-financial operating unit metric (Customer Additions and Subscriber Additions).

Total Value Generated is derived from Subscriber Value less Creation Cost multiplied by Subscriber Additions in the period for which there is no comparable GAAP measure.

The Company’s management team uses Subscriber Value and Total Value Generated to assess the value of new Subscriber Additions throughout the duration of the underlying Customer Agreement. These operating metrics allow management and investors to gauge individual solar energy system cost and sales pricing effectiveness, regardless of when or whether the related costs are expensed or capitalized, in each period in comparison to prior periods. The Company believes that these metrics are useful to investors because they present an unlevered view of all of the costs associated with new customers in a period compared to the expected future cash flows from these customers over a 30-year period, based on contracted pricing terms with its customers, which is not observable in any current or historic GAAP-derived metric. For example, Subscriber Value includes estimated cash flows that would be received from Subscribers over 30 years, for which there is no comparable GAAP measure.

[1]	Any capitalized undefined terms shall have the meaning set forth in Exhibit 99.1 of the Current Report on Form 8-K furnished on February 17, 2022.

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

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United States Securities and Exchange Commission

April 12, 2022

Page Three

These metrics do not represent performance or liquidity measures as they are not reflective of all Company obligations, assets, or other items that may impact the Company’s financial performance or liquidity. In addition, they reflect multiple years of estimated activity, at present value.

Unlike Subscriber Value, Gross Earning Assets is a measurement of remaining cash flows from all Customer Agreements, less future estimated distributions to tax equity finance partners as well as operating and maintenance costs, as of the measurement date. For example, a customer who is 15 years into a contract would only have 15 years remaining reflected in Gross Earning Assets. Subscriber Value, in contrast, represents cash flows expected from Subscriber Additions in a specific period. Therefore, a new customer would be included in Subscriber Value only in the period of origination, but remain in Gross Earning Assets unless and until the contract is concluded. The Company believes Gross Earning Assets is useful for management and investors because it represents the remaining future expected cash flows from existing customers, which is not a current or historic GAAP-derived measure.

2. For each of the metrics used in this earnings release, please consider revising to disclose the reasons why the metric is useful to investors, how management uses the metric, and if there are estimates or assumptions underlying the metric or its calculation, disclosure of such items if it’s necessary for the metric not to be misleading. See guidance in SEC Release No. 33-10751 Commission Guidance on Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings, including in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and in any Form 8-K or other filings where these metrics are presented, the Company intends to provide expanded disclosure in response to the Staff’s comment, including reasons why management believes these metrics are useful to investors. An example of such expanded disclosure is as follows:

The following operating metrics are used by management to evaluate the performance of the business. Management believes these metrics, when taken together with other information contained in our fillings with the SEC and within this press release, provide investors with helpful information to determine the economic performance of the business activities in a period that would otherwise not be observable from historic GAAP measures. Management believes that it is helpful to investors to evaluate the present value of cash flows expected from subscribers over the full expected relationship with such subscribers (“Subscriber Value”) in comparison to the costs associated with adding these customers, regardless of whether or not the costs are expensed or capitalized in the period (“Creation Cost”). Management believes it is useful for investors to also evaluate the future expected cash flows from all customers that have been deployed through the respective measurement date, less estimated costs to maintain such systems and estimated distributions to tax equity partners in consolidated joint venture partnership flip structures, and distributions to project equity investors (“Gross Earning Assets”).

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

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United States Securities and Exchange Commission

April 12, 2022

Page Four

Various assumptions are made when calculating these metrics. Both Subscriber Value and Gross Earning Assets utilize a 5% unlevered discount rate (weighted average cost of capital or “WACC”) to discount future cash flows to the present period. Furthermore, these metrics assume that customers renew after the initial contract period at a rate equal to 90% of the rate in effect at the end of the initial contract term. For Customer Agreements with 25-year initial contract terms, a 5-year renewal period is assumed. For a 20-year initial contract term, a 10-year renewal period is assumed. In all instances, we assume a 30-year customer relationship, although the customer may renew for additional years, or purchase the system. Estimated cost of servicing assets has been deducted and is estimated based on the service agreements underlying each fund.

Form 10-K for the Year Ended December 31, 2021

Critical Accounting Policies and Estimates, page 60

3. Please revise the Critical Accounting Estimates (CAE) section to conform with SEC Release No. 33-10890. More specifically, as it relates to goodwill and impairment of long- lived assets, the largest part of your balance sheet, we note that you discuss why the CAE is subject to uncertainty, however to the extent material and reasonably available, we believe you should consider discussing (2) how much the CAE or assumption (or both) has changed during the relevant period, and (3) the sensitivity of reported amounts to the methods, assumptions, and estimates underlying the CAE’s calculation. Your discussion of non-controlling interests and redeemable non-controlling interests, and revenue (specifically related to variable consideration and other estimates made for customer agreements and SRECs), should be similarly revised as applicable. When revising, note that Instruction 3 to Item 303(b) states that disclosure of CAEs should “supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.”

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will revise future filings to include the following additional disclosures in its CAE section. Additions are highlighted in bold below.

Additional paragraph to add to the Goodwill CAE:

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United States Securities and Exchange Commission

April 12, 2022

Page Five

In performing the assessment, the Company performed a qualitative assessment and determined there were no indicators of impairment. To corroborate this conclusion, the Company compared the carrying value of its one reporting unit to its market capitalization and concluded that there was no goodwill impairment during the years ended December 31, 2021, 2020 or 2019.

Additional sentence to add to the Impairment of Long-Lived Assets CAE:

The carrying amounts of our long-lived assets, including solar energy systems and definite-lived intangible assets, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than originally estimated. Factors that we consider in deciding when to perform an impairment review would include significant negative industry or economic trends, and significant changes or planned changes in our use of the assets. Recoverability of these assets is measured by comparison of the carrying amount of each asset group to the future undiscounted cash flows the asset is expected to generate over its remaining life. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. During the years ended December 31, 2021, 2020 and 2019, there were no indicators of impairment and therefore no cash flow analysis was performed.

Additional paragraph to add to the end of the Noncontrolling Interests and Redeemable Noncontrolling Interests CAE:

The calculation of HLBV does not require estimates since each HLBV calculation is based upon the liquidation provisions of each fund’s contractual agreement. The calculation of the redeemable noncontrolling interest balance involves estimates such as a discount rate used in net present value calculations, and customer default rates. If the assumptions used for each of these were 10% higher, the impact to the aggregate redeemable noncontrolling interest balance would be a reduction of $14.5 million.

Additional sentences to add to the Revenue Recognition CAE:

Consideration from customers is considered variable due to the performance guarantee under Customer Agreements and liquidated damage provisions under SREC contracts in the event minimum deliveries are not achieved. Customer Agreements with a performance guarantee provide a credit to the customer if the system’s cumulative production, as measured on various PTO anniversary dates, is below our guarantee of a specified minimum. Revenue is recognized to the extent it is probable that a significant reversal of such revenue will not occur. If our estimate of the future production shortfall amount for Customer Agreements with a performance guarantee was 10% higher, the additional reduction to revenue in 2021 would have been less than $3.0 million. Our

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

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United States Securities and Exchange Commission

April 12, 2022

Page Six

estimated production shortfall reduced revenue during the year ended December 31, 2021 by less than $3.0 million more than the prior year. The Company has historically estimated an immaterial amount of liquidated damages pursuant to SREC contracts, and actual damages have not been materially different from estimates, nor material in amount during the years ended December 31, 2021, 2020 and 2019.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 63

4. In light of the material fluctuations in your income statement line items and the significant impact of the Vivint Solar acquisition, please revise to provide more informative disclosures pursuant to SEC Release No. 33-10890 and Item 303(b)(2)(iii) of Regulation S-K. More specifically, and in order for an investor to better understand the reasons of the fluctuations and to see the analysis through the eyes of management, please revise future filings to discuss the underlying reasons for material changes in quantitative and qualitative terms in all situations in which one or more line items in the financial statements reflect material changes from period to period, including those in which material changes within a line item offset one another. In this regard, when more than one factor is responsible for a change, quantify the impact of each in order to enable an investor to discern the relative contribution of each of multiple components to the total change. Lastly, disclose any known events that are reasonably likely to cause a material change in the relationship between costs and revenues. Also refer to the aforementioned Release for guidance on establishing the “reasonably likely” threshold.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that immediately following the Vivint Solar acquisition, integration plans were undertaken, which involved former Vivint Solar personnel selling and installing existing Sunrun products, consolidations of Vivint Solar and Sunrun branch and warehouse, and management of Sunrun employees by former Vivint Solar employees and vice versa. The integration, combined with the fact that the operations of the Company and Vivint Solar were very similar at the time of the acquisition, results in the precise measurement of the impact of the acquisition not being possible, although the trend of increased revenues and costs was evident in every material line item.

In future periods, the comparative prior period will include a full period of results post-acquisition of Vivint Solar. As such, the Company will provide more quantitative and qualitative detail of fluctuations as required by SEC Release No. 33-10890 and Item 303(b)(2)(iii) of Regulation S-K.

To the extent any known events exist that are reasonably likely to cause a material change in the relationship between costs and revenues, the Company will disclose those events and their expected impact.

***

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000 f: (650) 849-7400  cooley.com

United States Securities and Exchange Commission

April 12, 2022

Page Seven

The Company further acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please contact me at (650) 843-5172 with any questions or further comments regarding the Company’s responses to the Staff’s comments.

Sincerely,

/s/ Calise Cheng

Calise Cheng

cc:	Tom vonReichbauer, Chief Financial Officer

  Jeanna Steele, Chief Legal Officer and Chief People Officer

Cooley LLP   3175 Hanover Street   Palo Alto, CA   94304-1130

t: (650) 843-5000 f: (650) 849-7400  cooley.com